[redacted]

14048478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste 100 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/18

OATH OR AFFIRMATION

I, Alicia Neal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alicia Neal
Signature

Controller
Title

Christine Wright
Notary Public

CHRISTINE M. WRIGHT
MY COMMISSION EXPIRES
April 24, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

<u>CONTENTS</u>

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of GulfStar Group I, Ltd. (the Partnership) as of December 31, 2013 and 2012 and the related statements of income, changes in partners' capital and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Other Matter

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. Schedules I and II on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 21, 2014

	2013	2012
ASSETS		
Cash and cash equivalents	$ 2,517,840	$ 2,716,703
Accounts receivable, affiliate	36,324	25,000
Notes receivable, affiliate	502,800	502,800
Prepaid management fees	803,400	803,400
TOTAL ASSETS	$ 3,860,364	$ 4,047,903
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$ 193,860	$ 189,801
Accrued margin tax	56,222	55,878
Other accrued liabilities	4,267	4,267
TOTAL LIABILITIES	254,349	249,946
Partners' capital	3,606,015	3,797,957
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,860,364	$ 4,047,903

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Commissions and retainer fees	$ 8,716,660	$ 9,270,440
Total Revenues	8,716,660	9,270,440
Expenses		
Management fees	804,000	3,090,509
Managing directors fees	3,134,726	3,070,682
Referral fees	385,000	708,740
Payroll taxes	63,366	62,202
Professional fees	34,830	70,553
Licenses and registrations	28,116	-
Margin tax	56,222	37,813
Other	2,342	115
Total Expenses	4,508,602	7,040,614
Net Income	$ 4,208,058	$ 2,229,826

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	General Partner	Limited Partners	Total
Balance, December 31, 2011	$ 84,448	$ 1,973,683	$ 2,058,131
Distributions	(49)	(489,951)	(490,000)
Net Income	223	2,229,603	2,229,826
Balance, December 31, 2012	84,622	3,713,335	3,797,957
Distributions	(440)	(4,399,560)	(4,400,000)
Net Income	421	4,207,637	4,208,058
Balance, December 31, 2013	$ 84,603	$ 3,521,412	$ 3,606,015

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 8,691,660	$ 9,044,140
Cash paid for management fees and expenses	(4,490,523)	(7,280,818)
Net cash provided by operating activities	4,201,137	1,763,322
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to affiliate	-	(125,700)
Net cash used by financing activities	-	(125,700)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(4,400,000)	(490,000)
Net cash used by financing activities	(4,400,000)	(490,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(198,863)	1,147,622
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,716,703	1,569,081
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,517,840	$ 2,716,703
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 4,208,058	$ 2,229,826
Change in accounts receivable, affiliate	(11,324)	(25,000)
Change in prepaid management fees	-	(201,300)
Change in accounts payable	4,059	(172,631)
Change in accrued margin tax	344	(4,884)
Change in other accrued liabilities	-	(62,689)
Net cash provided by operating activities	$ 4,201,137	$ 1,763,322

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(1). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2010 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Revenue Recognition - Commissions are recognized when trades settle and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 21, 2014, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2013.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.9975% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. Effective September 1, 2012, as compensation for these services the Partnership pays GulfStar II an incremental allocation services fee of $67,000, payable monthly in advance or at such other times as the parties may mutually agree. Prior to September 1, 2012, fees were based on a percentage of private placement fee revenues and a specific allocation of incremental overhead.

Total fees paid by the Partnership pursuant to the agreements were $804,000 and $803,100 for the years ended December 31, 2013 and 2012, respectively. For the year ended December 31, 2012 the balance of the management fees were $2,287,409 and resulted from the proportional allocation service fees paid pursuant to the prior agreement. At December 31, 2013 and 2012, the Partnership had prepaid management fees totaling $803,400. Effective January 2, 2009, GulfStar II also agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $300,000 for each of the years ended December 31, 2013 and 2012. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $3,134,726 and $3,070,682 for the years ended December 31, 2013 and 2012 respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2013 and 2012, the Partnership had net capital of $2,184,701 and $2,367,292, respectively, and a net capital requirement of $16,957 and $16,663, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .12 and .11 to 1 at December 31, 2013 and 2012, respectively. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $2,204,050 and $2,555,531 at December 31, 2013 and 2012, respectively. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 25, 2014 and October 1, 2014, respectively. On February 27, 2012 the Partnership created an additional intercompany receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note will mature on February 27, 2014. The imputed interest on the notes is not significant.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL	
Total partners' capital qualified for net capital	$ 3,606,015
Deductions and/or charges	
Nonallowable assets:	
Cash	(63,790)
Accounts receivable, affiliate	(36,324)
Notes receivable, affiliate	(502,800)
Excess fidelity bond deductible	(15,000)
Prepaid management fees	(803,400)
Net capital	$ 2,184,701
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.66% of total aggregate indebtedness)	$ 16,957
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 16,957
Excess net capital	$ 2,167,744
Ratio: Aggregate indebtedness to net capital	.12 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(1), limited business (mutual funds and/or variable annuities only).

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

Mr. Stephen Lasher
GulfStar Group I, Ltd.

In planning and performing our audit of the financial statements of GulfStar Group I, Ltd. (the Company) as of December 31, 2013, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Improve Segregation of Duties

There is not adequate segregation of duties with regards to the cash disbursement and cash receipts process. The bookkeeper reconciles the bank accounts, posts to the general ledger and is an authorized check signor. As a result of a small administrative and accounting staff, strong internal controls and segregation of duties may not be fully developed. Management has determined that it is not practical within the organization due to the limited number of personnel. Management believes that the controls in place adequately prevent material theft, irregularities (including defalcation and fraud) or illegal acts.

We reported this finding to you previously in our management letter issued in connection with the audit of your financial statements for December 31, 2012.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 21, 2014

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

To Mr. Stephen Lasher
GulfStar Group I, Ltd.

We have audited the financial statements and supplementary information of GulfStar Group I, Ltd. (the Partnership) for the year ended December 31, 2013, and have issued our report thereon dated February 21, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated December 18, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Partnership are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Partnership during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no particularly sensitive accounting estimates.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no particularly sensitive financial statement disclosures.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The passed audit adjustment is included in the management representation letter dated February 21, 2014. Management has determined the effect of the passed adjustment is immaterial to the financial statements taken as a whole.

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of GulfStar Group I, Ltd. and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 21, 2014